UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALTUS POWER, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02217A 102

(CUSIP Number)

Lars Norell

Co-Chief Executive Officer

Altus Power, Inc.

2200 Atlantic Street, 6th Floor

Stamford, CT 06902

(203) 698-0090

Copy to:

Ropes & Gray LLP

Prudential Tower

1211 6th Ave

New York, NY 10036

Attn: Carl Marcellino

(212) 841-0623

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02217A 102	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Lars Norell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 28,911,268(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 28,911,268(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,911,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.81% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of shares held through vehicles or trusts, including: (i) 21,774,907 shares held by Start Capital LLC, for which Mr. Norell is the managing member, (ii) 2,854,545 shares held by Start Capital Trust, for the benefit of Mr. Norell’s children and (iii) an aggregate of 4,281,816 shares held across three irrevocable trusts for the benefit of Mr. Norell’s children.

(2)	This percentage is calculated based upon 153,648,830 shares of the Issuer’s Class A Common Stock reported to be outstanding as of December 9, 2021.

Page 3 of 6 Pages

Item 1. Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Altus Power, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2200 Atlantic Street, 6th Floor, Stamford, Connecticut 06902.

Prior to the Business Combination (as defined below), the Issuer was known as CBRE Acquisition Holdings, Inc. (“CBAH”).

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Lars Norell (the “Reporting Person”).

(b)	The business address for the Reporting Person is 2200 Atlantic Street, 6th Floor, Stamford, Connecticut 06902.

(c)

The Reporting Person is the Co-Founder, Co-Chief Executive Officer, Co-President and director of Altus Power, Inc. with a principal business address of 2200 Atlantic Street, 6th Floor, Stamford, Connecticut 06902.

(d)	During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to a Business Combination Agreement, dated as of July 12, 2021 (the “Business Combination Agreement”), by and among CBAH, CBAH Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of CBAH, CBAH Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of CBAH, Altus Power America Holdings, LLC, a Delaware limited liability company, APAM Holdings LLC, a Delaware limited liability company and Altus Power, Inc., a Delaware corporation (“Altus”). Pursuant to the terms of the Business Combination Agreement, First Merger Sub merged with and into Altus with Altus continuing as the surviving corporation, and immediately thereafter Altus merged with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity and as a wholly owned subsidiary of New Altus (all transactions contemplated by the Business Combination Agreement, the “Business Combination”). In connection with the consummation of the Business Combination, CBAH changed its name to “Altus Power, Inc.” In accordance with the terms and subject to the conditions set forth in the Business Combination Agreement, (i) immediately prior to the consummation of the First Merger (the “First Effective Time”), each outstanding share of Altus preferred stock that was outstanding was redeemed in full for cash, and (ii) each outstanding share of Altus common stock, including shares that were subject to vesting conditions (the “Altus Restricted Shares”) that was outstanding as of immediately prior to the First Effective Time (other than treasury stock and any dissenting shares) was cancelled and automatically converted into the right to receive a number of shares of CBAH Class A common stock calculated pursuant to the Business Combination Agreement (the “Share Consideration”). The Share Consideration issued in respect of Altus Restricted Shares is subject to the same vesting restrictions as in effect immediately prior to the First Effective Time. Pursuant to the Business Combination Agreement, upon consummation of the Business Combination, shares of common stock of Altus Power, Inc., a Delaware corporation, beneficially owned by the Reporting Person were automatically converted into shares of Common Stock of the Issuer.

The Reporting person is deemed to beneficially own 28,911,268 shares of Common Stock of the Issuer as reflected in this Schedule 13D.

Page 4 of 6 Pages

Item 4. Purpose of Transaction

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

As part of the Business Combination, the Reporting Person received 28,911,268 shares of Common Stock.

The Reporting Person serves as Co-Founder, Co-Chief Executive Officer, Co-President and a member of the board of directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Investor Rights Agreement described in Item 6 of this Schedule 13D and the Issuer’s Insider Trading Policy, the Reporting Person and its affiliated entities may from time to time buy or sell securities of the Issuer as appropriate for the personal circumstances of the Reporting Person and its affiliated entities. Except as described herein, neither the Reporting Person nor its affiliated entities has any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person and its affiliated entities reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4. The Reporting Person and its affiliated entities may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the evaluation by the Reporting Person and its affiliated entities of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person and its affiliated entities, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person and its affiliated entities may also decide to hold or dispose of all or part of their investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Item 5. Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 3, 4 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b)

Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference

(c)	The Reporting Person has not effected any other transactions in the Common Stock within the past sixty days, except as provided herein.

(d)	Not applicable

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

The Reporting Person will be entitled to receive compensation and other benefits as an employee of the Issuer. In such capacity, he may also be granted equity awards with respect to the Common Stock from time to time.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Page 5 of 6 Pages

Investor Rights Agreement

In connection with the Business Combination, CBAH entered into an Investor Rights Agreement, dated July 12, 2021 (the “Investor Rights Agreement”), with Altus Power, Inc. and certain investors of CBAH, including the Reporting Person in his capacity as managing member of Start Capital LLC. The Investor Rights Agreement grants to the Reporting Person and the investors of CBAH, and their respective permitted transferees, customary shelf registration rights and piggyback registration rights, in each case subject to customary terms and conditions. Pursuant to the terms of the Investor Rights Agreement and the Issuer’s Bylaws, the Reporting Person and the Affiliated Entities agreed, subject to certain exceptions, that they will not (a) sell or assign, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) engage in any public announcement of any intention to effect any transaction specified in clause (a) or (b). (the “Lock-up Shares”) until the Lock-Up Period expires. The “Lock-Up Period” shall be (x) in the case of the founders and the sponsor and their respective permitted transferees, the period commencing on the December 9, 2021 (the “Closing Date”) and ending on the first anniversary of the Closing Date and (y) in the case of each other holder and its permitted transferees, the period commencing on the Closing Date and ending on the date that is 270 days following the Closing Date; provided, that solely in the case of clause (y) if the last reported sale price per share of Common Stock exceeds $12.00 on each of at least twenty (20) Trading Days (whether or not consecutive) during any thirty (30) Trading Day period beginning after the date that is 150 days following the Closing Date, then the Lock-Up Period shall be deemed to have expired.

Item 7. Materials to Be Filed as Exhibits

Exhibit 1	Business Combination Agreement, dated July 12, 2021, by and among CBRE Acquisition Holdings, Inc., CBAH Merger Sub I, Inc., CBAH Merger Sub II, LLC, Altus Power America Holdings, LLC, APAM Holdings LLC and Altus Power, Inc. (incorporated by reference to Exhibit 2.1 of CBAH’s Current Report on Form 8-K, filed with the SEC on July 13, 2021).

Exhibit 2	Investor Rights Agreement, dated July 12, 2021 (incorporated by reference to Exhibit 10.7 of CBAH’s Current Report on Form 8-K, filed with the SEC on July 13, 2021).

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 2021	By:	/s/ Sophia Lee
Name: Sophia Lee, Attorney-in-Fact

LIMITED POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Sophia Lee with full power of substitution, as the undersigned’s true and lawful attorney-in-fact to:

(1)

prepare, execute in the undersigned’s name and on the undersigned’s behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended, or any rule or regulation of the SEC;

(2)

execute for and on behalf of the undersigned, in the undersigned’s capacity as officer and/or director of Altus Power, Inc. (the “Company”), Forms 3, 4, 5 and any Schedules 13D or 13G in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder;

(3)

do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Form 3, 4, or 5 or Schedule 13D or 13G, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and any stock exchange or similar authority; and

(4)

take any other action of any type whatsoever in connection with the foregoing that, in the opinion of each such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by each such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as each such attorney-in-fact may approve in each such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that each such attorney-in-fact, or each such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934, as amended.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, 5, and any Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each foregoing attorney-in-fact.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of November, 2021.

/s/ Lars Norell
Name: Lars Norell

[Signature Page to Limited Power of Attorney]